

Mail Stop 3561

January 29, 2010

Mr. Christopher H. Atayan
Chief Executive Officer and Chairman
Amcon Distributing Company
7405 Irvington Road
Omaha, NE 68122

      Re: Amcon Distributing Company
               Form 10-K for the Fiscal Year Ended September 30, 2009
               Filed November 6, 2009
               File No. 1-15589

Dear Mr. Atayan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2009

1. Summary of Significant Accounting Policies, page 34
(j) Goodwill, Intangible and Other Assets, page 35

1.   We note goodwill and intangible assets comprise a significant amount of your total assets. As such we would expect robust and comprehensive disclosure regarding your impairment testing policies. Please expand this note in future filings to include, for example, the reporting level at which the impairment tests

for goodwill are performed and the two-step impairment tests used to identify potential goodwill impairments. Also consider disclosing the basis of your related fair value measurements. Refer to FASB ASC Topic 350 (Intangibles – Goodwill and Other).

2. Dispositions, page 38

2.   We note the disposal of Trinity Springs, Inc. (TSI) to Crystal Paradise Holdings, Inc. (CPH) where you recorded a $4.7 million pre-tax gain which included a $1.5 million deferred gain attributable to a previously executed Mutual Release and Settlement Agreement between AMCON, TSI, and CPH. In this regard, please explain to us and disclose the transaction that initially led to the $1.5 million deferred gain you recorded. Further, provide us the supporting entries used to record the $4.7 million gain.

3.   We note you recognized a $2.7 million gain on the settlement of related party debt. The forgiveness of debt from related parties should typically be treated as a capital transaction. Refer to FASB ASC paragraph 470-50-40-2. Please revise or advise us why no revision is necessary referencing authoritative literature supporting your accounting treatment. Please be detailed in your response.

4.   Notwithstanding the above comment, please revise or explain to us why the gain on the debt settlement was classified as a component of discontinued operations. In this regard, explain to us if the liability was removed from the disposal group. See FASB ASC paragraph 360-10-35-45.

10. Income Taxes, page 45

5.   We note the utilization of your federal and state net operating loss carry forwards, in particular the reduction in the federal net operating loss carry forward from $1.7 million to approximately $0.564 million as of September 30, 2009. You indicate that your net operating loss can be carried forward until 2022. Please explain to us how you assessed the need for a valuation allowance. Please be detailed in your response and cite for us the available evidence you used to make your determination a valuation allowance is still required as of September 30, 2009.

13. Commitments and Contingencies, page 47
Liability Insurance, page 48

6.   In future filings, please provide a rollforward of your reserve for self-insurance for each of the last two fiscal years in the notes to your financial statements.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief